Mail Stop 3010

May 28, 2009

Mr. Eric Stoppenhagen
Trist Holdings
7030 Hayvenhurst Ave
Van Nuys, California 91406

      Re: Trist Holdings
           Form 8-K/A, Item 4.01
           Filed on May 26, 2009
           File No. 000-52315

Dear Mr. Stoppenhagen:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

      You may contact me at (202) 551-3472 if you have questions.

      Sincerely,

      Yolanda Crittendon
      Staff Accountant